

May 7, 2012

Via Facsimile
Francisco D'Souza
President and Chief Executive Officer
Cognizant Technology Solutions Corporation
Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, NJ 07666

> **Re:** **Cognizant Technology Solutions Corporation**
> **Form 10-K**
> **Filed February 27, 2012**
> **File No. 000-24429**

Dear Mr. D'Souza:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

1. We note that "the majority of [y]our cash, cash equivalents and short-term investments" were held by foreign subsidiaries as of December 31, 2011. Tell us what consideration you have given to disclosing the amounts of cash, cash equivalents and short-term investments held by the foreign subsidiaries.

Financial Statements

Notes to the Consolidated Financial Statements

Note 9 – Income Taxes, page F-18

2.   Please tell us what consideration you gave to providing disclosures regarding your Deferred Tax Liability pursuant to ASC 740-30-50-2(c).

Note 11 – Derivative Financial Instruments, page F-22

3.   We note that you have a $323 million net unrealized loss included in accumulated other comprehensive income (loss) from your Cash Flow hedges. Tell us what consideration you gave to providing the disclosures in ASC 815-30-50-1(c) and 815-30-50-2. Also, indicate whether you have recorded an amount for the hedge's ineffectiveness. If such amounts have been immaterial, please disclose this result. See ASC 815-10-50-4(d).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Stephen G. Krikorian

                                        Stephen G. Krikorian
                                        Accounting Branch Chief